FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                    under the Securities Exchange Act of 1934

                             Dated October 25, 2004

                        Commission File Number: 001-14666

                            ISPAT INTERNATIONAL N.V.
                 (Translation of registrant's name into English)

                             15th Floor, Hofplein 20
                                3032 AC Rotterdam
                                 The Netherlands
              (Address of registrant's principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F
                                     -----            --

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                     -----

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                     -----

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes         No   X
                                   -----      -----

    If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-    .
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                                      INDEX
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Press Release of Ispat International N.V., dated October 25, 2004, regarding financial results of Ispat International N.V. for the third quarter of 2004.



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          ISPAT INTERNATIONAL N.V.



Date:  October 25, 2004
                                               By:      /s/ Henk Scheffer
                                                   -----------------------------
                                               Name:    Henk Scheffer
                                                   -----------------------------
                                               Title:   Company Secretary
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